Exhibit 99.1

Nano Dimension Appoints New President & CEO

Seasoned Turnaround Executive Yoav Stern Takes the Helm as Nano Dimension’s Incoming
President & CEO Succeeding Co-Founder Amit Dror who is Taking the Role of Customer Success Officer

NESS ZIONA, Israel, December 5, 2019 – Nano Dimension Ltd., a leading additive electronics’ manufacturing provider (NASDAQ, TASE: NNDM), announced today the appointment of veteran turnaround executive, Yoav Stern as President and Chief Executive Officer, effective January 2, 2020. He will be succeeding the co-founder and current CEO Amit Dror, who is taking the executive role of Customer Success Officer reporting directly to Mr. Stern. Mr. Dror will also continue to serve as a director on the company’s Board of Directors.

Mr. Stern is a seasoned executive with a proven track record spanning decades in operating roles as CEO and Chairman as well as an active hand-on investor in hi-tech companies, specializing in machine vision, fiber optics, defense-tech, communication solutions, aerospace, and homeland security.  Mr. Stern spent most of his operating career in the United States, running both public and private companies with global operations.

“The Board is pleased to have attracted a proven turnaround executive of Mr. Stern’s caliber to lead Nano Dimension,” said Avi Reichental, Chairman of the Board of Nano Dimension. “Throughout his career, Yoav successfully transitioned several promising advanced-tech companies into scalable growth, and that is exactly what Nano Dimension needs at this stage. We are very grateful to Amit Dror, co-founder and current CEO who together with the Board ably initiated and led the search for his successor, and will remain part of the company’s leadership team, serving as Customer Success Officer.”

“I am excited to take the leadership rains of a company with Nano Dimension technology and market potential,” said incoming President and CEO Yoav Stern. “I believe that world leading high caliber customer engagement combined with the technology stack that Nano Dimension has already developed is unprecedented. Nano Dimension offers unique capability in jetting the conductive and dielectric materials and embedding high performance components such as capacitors and coax. It positions the company for the kind of exponential growth in digital electronics manufacturing that I fully intend to drive, mirroring the traction and revenue generation growth that the mechanical 3D printing industry is exhibiting.”

“As co-founder of the company, I am proud of our success in converting our cutting-edge vision into a successful product that is changing the way electronics are made,” said Amit Dror, outgoing CEO. “While the company enjoys revenue growth, global recognition and increased adoption, I believe that we can do much better. After spending several months with Yoav, I concluded that he is the right person to lead us forward and have personally asked him to succeed me and realize the company’s full potential.”

Mr. Stern has built several successful companies from humble beginnings of $8M in annual revenues to $330M in annual revenues, through the development of effective strategies, rigorous execution that resulted in impressive organic growth and generated attractive M&A opportunities for scale. Mr. Stern has a B.Sc. Degree in Mathematics and Computer Science, a Diploma in Automation and Mechanical Engineering and an M.A. in International Relations from NYU.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses Mr. Stern’s role and the potential of his leadership for the company, driving exponential growth in digital electronics manufacturing, mirroring the traction and revenue generation growth that the mechanical 3D printing industry is exhibiting, and realizing the company’s full potential. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com